SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549
	FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

	 For the fiscal year end December 31, 1995
	OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to
Commission file number 1-12454

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	RUBY TUESDAY,INC. SALARY DEFERRAL PLAN


  B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

	RUBY TUESDAY,INC.
	P.O. Box 160266
	Mobile, Alabama  36625


NOTE: Previously, the Form 11K for this plan was filed under the issuer name of Morrison Restaurants Inc. ("MRI"). Effective March 9, 1996, in conjunction with the distribution by MRI of all of the outstanding shares of common stock of its wholly-owned subsidiaries, Morrison Fresh Cooking, Inc. and Morrison Health Care, Inc., MRI was reincorporated in Georgia, changed its name to Ruby Tuesday, Inc.and the Salary Deferral Plan was renamed the "Ruby Tuesday, Inc. Salary Deferral Plan."


Exhibit index appears at page 2. This report contains a total of 20 pages.





	EXHIBIT INDEX



Exhibit                                                Page
Number  	       Description                           Number


13		Annual Report to Security-Holders                   5
23		Consent of Independent Auditors			                 20



SIGNATURES



Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Ruby Tuesday, Inc. Salary
Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               Ruby Tuesday, Inc.
                               Salary Deferral Plan
                                      (Name of Plan)






Date   June 26, 1996            /s/ Dolph Von Arx
                                Dolph Von Arx
                                Director; Chairman, Compensation
                                Committee